United States securities and exchange commission logo





                           July 14, 2020

       Min Kong
       Chief Financial Officer
       MMTec, Inc.
       c/o Gujia (Beijing) Technology Co., Ltd.
       AF, 16/F, Block B, Jiacheng Plaza
       18 Xiaguangli, Chaoyang District, Beijing, 100027
       People   s Republic of China

                                                        Re: MMTec, Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed July 7, 2020
                                                            File No. 333-239731

       Dear Mr. Kong:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Matthew
Derby, Staff Attorney, at (202) 551-3334 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Technology
       cc:                                              Alec Orudjev